SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

October  6, 2011
By Fax and Edgar
Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax: 202-772-9349

Re: SafeCode Drug Technologies Corp.
Registration Statement on Form S-1/a#1
Filed Septembeer 6 , 2011
File No. 333-174167

Dear Mr. Mancuso:

SafeCode Drug Technologies Corp. ("SDT") acknowledges receipt of the letter dated September 15 , 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1/A#2 (the "Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments. We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.
We acknowledge that SDT is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Prospectus Cover Page, page 3
1. Please expand your disclosure on your prospectus cover page added in response to prior comment 3 to highlight the mount that you need to fund your current operations and alleviate the need to file for protection under bankruptcy laws.

Response

We have included this disclosure on Page 3 accordingly.

We may be subject to intellectual property litigation . . . , page 12
2. Refer to your response to prior comment 8. Please clarify why you do not know whether your technology would infringe existing patents. Did you not search publicly available patent information?

Response

We have included additional disclosure and amended the paragraph accordingly to better clarify the possibility of Patent infringements.

General Development, page 16
3. We note your disclosure in the third paragraph that your invention is intended to help minimize accidentally administering the wrong dose of medication to a patient. Please revise to clarify how your technology would do so. For example, we note that you do not appear to disclose stored voice templates of dosage amounts to which your invention would match verbally announced dosages.

Response

We have deleted the assertions regarding the safety of administering the correct doses

4. Please reconcile your revisions in response to prior comment 18 with your third risk factor on page 9.

Response

We have clarified and amended the risk factor on Page 9 to read that the additional financing will be necessary for the period beyond 12 months .

Intellectual Property, page 17
5. We note your response to prior comments 15 and 20. Given your disclosure on page 16 regarding your potential product’s use of a bar code, please clarify how your technology does not rely on the barcode provided in United States Patent Number 7,347,841. We note from paragraph [00014] of Exhibit 10.1 to your Form S-1 filed on May 13, 2011 that placement and use of the patient-identifying barcode for your invention “is provided in United States Patent Number 7,347,841” and incorporated herein by reference in its entirety.”

Response

SafeCode Drug Technologies Corp.’s core technology details a product that will be used to protect patients against the incorrect administering of medication. The technology’s main focus is on the incorporation of voice-recognition to certify that the right medicine is being opened by the care giver (and then being administered to the patient) . Though other patents such as Patent 7,347,841 have a similar intention, that technology is geared towards the matching of the patient to the medicine .However, to ensure the broadest possible application, it is possible that the manufacturers who will license our technology may decide to incorporate bar-code matching, similar to that described in Patent 7,347, 841 to ensure double safety measures. 1) Making sure the right medication is being opened and 2) The then administration  to the right patient. In this case, it may be necessary to license this patent from MediSafe1 Technology Corp. To acknowledge this, we have amended paragraph 5 on page 16 and also included an additional risk factor # 28 .

6. We note your response to prior comment 19. Please provide us with a copy of your patent application along with any evidence of filing the application that you have.

Response

The Patent Application and the proof of the filing with the USPTO have been added to the Exhibit 10.1

Competition, page 17
7. We note your revised disclosure added in response to prior comment 21. Please reconcile your disclosure that “instead of bar codes, a pre-set voice detection microchip is used on the locking device” with your disclosure in the fifth paragraph on page 16 that a bar code identifies the patient and in the eleventh paragraph on page 16 that each locked drug container would be affixed with the proper patient bar code.

Response

We have amended the second paragraph in the  Competition section to read in addition as opposed to  instead and have also added a third paragraph , to reconcile the disclosures accordingly .

Existing or Probable Government Regulations, page 18
8. We note your revised disclosure in response to prior comment 22. With a view toward disclosure, please tell us whether your invention or proposed product will need any government approval.

Response

We have added an additional paragraph in this section accordingly for the above

Our Common Stock, page 26
9. Please revise your disclosure added in response to prior comment 27 to state clearly whether your directors are elected by cumulative voting. Your bylaws appear to address removal “if” elected by cumulative voting. Also, it is unclear what you mean by “except for” and “appointment” of directors. In what other circumstances do companies typically apply cumulative voting other than election of directors? Are you attempting to draw a distinction between election and appointment?

10. Please tell us how your authority pursuant to Article X, Section 6 of Exhibit 3.2 “to hold liable for calls and assessments a person registered on [your] books as the owner of shares” is consistent with your response to prior comment 28 that your ability to hold shareholders liable is limited to calls on partly paid shares.

11. Please expand your response to prior comment 29 to provide us the analysis supporting your determination that the restrictions on the ability of shareholders to call meetings in Article III, the authority of your board of directors to set the size of your board and appoint directors in Article V, and limitations on the ability to remove directors in Article V of Exhibit 3.2 would not have an effect of delaying, deferring, or preventing a change in control.

Response

We have deleted certain wording and added additional disclosures in the section of Common Stock to reflect correct answers for the above three questions .

Experts, page 29
12. We note your disclosure that your financial statements as of and for the period ended June 30, 2011 have been audited by Weinberg and Baer, LLC, but we do not see where you have provided a report from Weinberg and Baer, LLC covering the financial statements as of or for the period ended June 30, 2011. Furthermore, we note the June 30, 2011 columns in your balance sheet and statements of operations are labeled as “unaudited.” Please revise your filing as appropriate to clarify the periods audited. In this regard, to the extent that the June 30, 2011 financial statements were audited, please revise to include the auditor’s report.

Response

The June 30 2011 financial statements were unaudited however the December 31 2010 were audited . We have revised the disclosure to explicitly state that the December 31 2010 set of financial statements were audited.

Item 24. Indemnification of Directors and Officers, page 31
13. We note your revised disclosure added in response to prior comment 38. Please provide us the legal analysis supporting your disclosure that the effect of your indemnification provision is to eliminate the right of your stockholders to recover damages.

Response

We have changed the word ELIMINATE to LIMIT in the related paragraph

Item 27. Undertakings, page 33
14. Please expand your revisions in response to prior comment 39 to include the undertaking required by Regulation S-K Item 512(a)(6).

Response

This entire section has been revised accordingly to include the required disclosure.

Exhibit 10.1
15. You describe this exhibit as a “Patent Application and Assignment dated December 15, 2010.” However, the exhibit does not appear to include a patent application. The exhibit also no longer includes your payment obligation to the inventor. In addition, the exhibit you filed includes only the witness signatures and not the inventor signature. Please file the complete exhibit.

Response

The prior exhibit attached was wrong and incomplete

We have attached the correct exhibit with all the related signatures and the payment obligation

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, :Please do not hesitate to contact us at Tel: +972-507839976.

Sincerely,
Joel Klopfer, President and Director
SafeCode Drug Technologies Corp.
cc: Aslynn Hogue, Securities and Exchange Commission, Division of Corporation Finance - Edgar